August 27, 2025

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

        Re: Corning Incorporated
            Response Dated July 14, 2025
            File No. 001-03247
Dear Edward Schlesinger:

       We have reviewed your July 14, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 1,
2025 letter.

Response Letter dated July 14, 2025
Response to Comment 1

1. We note your response to our prior comment 1. Please address the following:
           Specifically describe for us how each specific constant-currency adjustment is calculated for each of your non-GAAP measures (Core net sales, (loss) income before income taxes, net (loss) income attributable to Corning Incorporated, etc.). Please provide to us the specific amounts included in the calculations for the years ended December 31, 2024 and 2023, where these amounts are derived from and whether those amounts can be gleaned from the audited numbers presented in your audited financial statements. Previously you described for us the exchange rates used and how they are determined but provided few details of the remaining component(s) of the computation. Within your response, please address whether the constant-currency adjustment, translation gain on Japanese yen-denominated debt, net and translated earnings contract gain, net are interrelated. August 27, 2025
Page 2

             Within your June 20 response, management provided a general statement
           regarding its intent to    reflect the economic impact of our
hedging actions and
           remove the volatility associated with the currency fluctuations. Please provide
           us with more detail regarding management   s intent and how the
constant-currency
           adjustment achieves that intent. As part of your response, address your disclosure stating that constant-currency rates are applied to all periods presented and to all foreign exchange exposures during the period, with the exception of the Mexican peso, even though you may be less than 100% hedged.
             Lastly, please clarify the calculation of item (2) translation of Japanese yen-
           denominated debt, net. For example, describe if the gains or losses are realized and/or unrealized and if the amounts reflect any adjustments regarding any interest component.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing